

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2014

Via E-mail
Ilan Reich
Chief Executive Officer
Viatar CTC Solutions Inc.
116 John Street, Suite 10
Lowell, Massachusetts 01852

> **Re:** **Viatar CTC Solutions Inc.**
> **Registration Statement on Form S-1**
> **Filed October 27, 2014**
> **File No. 333-199619**

Dear Mr. Reich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Overview, page 1

1. Please highlight clearly and directly in your prospectus summary the substance of the paragraph that you added immediately before the caption "Commercialization Strategy" on page 39.

2. We note your response to prior comments 6. While use of a glossary might be appropriate to satisfy the requirements of Rule 421(b) in the circumstances described in that rule, your disclosure in the sections of your document addressed by Rule 421(d) should be drafted using concrete, everyday words without requiring investors to rely on defined terms in a glossary. Please revise the forepart of your document accordingly. For additional guidance, please see Updated Staff Legal Bulletin No. 7 (June 7, 1999).

Our Commercial Success, page 13

3.   Please expand your response to prior comment 11 to tell us why you deleted the disclosure at issue rather than clarifying the disclosure as requested by that comment.

Warrant Liability, page 24

4.   While we note your response to prior comment 16, please revise your prospectus disclosure to clarify whether this transaction qualifies as an initial public offering under the warrant terms.

Clinical Trial and Regulatory Expenses, page 25

5.   We note your reference to the certification as "the foundation for FDA approval." If the certification is not the only requirement for FDA marketing clearance and does not guarantee such clearance, please revise to remove any implication to the contrary.

Business, page 30

6.   While we note you response to prior comment 19, it is unclear on what authority you rely for your conclusion that Item 506 is not applicable. Please revise or advise.

Commercialization Strategy, page 37

7.   Please revise your disclosure added in response to prior comment 26 to disclose when the "one year" ends. Also provide us your analysis of whether the related agreements must be filed as exhibits to this registration statement, citing all authority on which you rely. If you conclude that the agreements need not be filed with your registration statement, please provide a copy to us.

Legal Proceedings, page 46

8.   While we note your response to prior comment 31, it is unclear where the "intellectual property infringement and other claims" you describe in the third bullet point on page 20 are disclosed in this section. Please revise or advise.

Executive Officer and Directors, page 46

9.   Please expand your response to prior comment 34 to provide us (1) a copy of any rules that support your statement regarding the specific findings that must be made for admission and (2) a copy of any documents reflecting the findings of the appellate judges that you cite in your disclosure.

10.   Please expand your response to prior comment 35 to provide us your analysis of why none of the previously disclosed individuals satisfy the definition of "executive officer" in Rule 405. Also, if the previously disclosed individuals are not executive officers, it is unclear why you believe that disclosure is not required by Regulation S-K Item 401(c); in this regard, we note the second risk factor on page 7.

11.   Please disclose in this section who is serving as your principal financial officer.

2014 Equity Incentive Plan, page 48

12.   Please clarify what you mean by your disclosure that you issued shares from the plan in exchange for preferred shares that were returned to the "managing member." Is the "managing member" your CEO? What was the purpose of you providing consideration for investors to return shares to your CEO?

Selling Stockholders, page 49

13.   While we note your response to prior comment 38 regarding the terms of the warrants, it does not appear you have provided the requested disclosure. For example, please revise to disclose the exercise price of the warrants related to the securities offered, the redemption and adjustment terms, and when the warrants related to the securities offered expire.

14.   We note your response to prior comment 39; however, please provide disclosure that indicates clearly the transactions in the past three years by which the offered shares and related securities were acquired by the selling stockholders, and ensure that the terms of the transactions are clear in your prospectus. Include the terms of any relevant promissory notes related to subscriptions and when those notes were repaid fully. Also tell us which of the offered shares were acquired in the transactions that you identified in the table in your response.

15.   Please disclose all other positions, offices, and material relationships that any selling stockholder has had with you or your predecessors or affiliates within the past three years. We note for example that the previous version of your filing identified Stephen Keaney as your Vice President – Research and Development.

16.   The offered shares appear to be different from those identified in the previous version of your document. Please tell us the reasons for the differences.

Description of Securities, page 54

17.   We note your disclosure on page 57 about shares eligible for sale "from time to time" added in response to prior comment 45. If a material amount of your securities become

eligible for sale on a specific date or dates, please provide more specific disclosure about those dates and the amount eligible for sale on those dates.

Additional Information, page 61

18.   From your response to prior comment 46 that you plan to register your common stock under Section 12 of the Exchange Act one year after the Form S-1 is effective, it is unclear why your disclosure indicates that you will become subject to the proxy requirements "as a result of this offering." Please revise as appropriate.

Financial Statements

19.   Please tell us why this filing no longer includes an unaudited pro forma consolidated balance sheet of Vizio Medical Devices LLC & Subsidiaries at December 31, 2013 and an unaudited pro forma consolidated statement of operations for the year ended December 31, 2013 that gives effect to your conversion to a corporation.

Condensed Consolidated Financial Statements (Restated) for the Six and Three Months Ended June 30, 2014 and 2013 and the Period from December 18, 2007 (Date of Inception) to June 30, 2014, page 80

Condensed Consolidated Balance Sheets (Restated), page 81

20.   We see that your June 30, 2014 balance sheet includes a prepaid asset of $50,000. Based on disclosures at Note 3 it appears the asset relates to the unearned value associated with 100,000 shares of common stock that were issued during the six month periods ended June 30, 2014 to non-officer board of managers for annual services which are being expensed using the straight-line method. Please tell us the specific authoritative U.S. GAAP you considered when determining how to present the unearned value of the 100,000 shares issued in your financial statements. Also, revise the notes to the financial statements to disclose how you value, present and account for equity instrument issuances to employees and non-employees.

Recent Sales of Unregistered Securities, page 98

21.   Please expand your disclosure added in response to prior comment 50 to disclose the consideration you received in the May 11, 2014 transaction, and to provide the disclosure required by Regulation S-K Item 701(d) with regard to the warrants issued in connection with the February 25, 2014 transaction.

22.   We note your response to prior comment 52; however, given your reference to the availability of an exemption from registration "and/or" Regulation D, it is unclear which transactions you claim were exempt based on Regulation D. Please revise for clarity.

23.   Please expand your response to prior comment 53 to provide us your analysis supporting your disclosure that Section 3(a)(9) is available for your issuance of common and preferred stock in the February 25, 2014 transaction, including whether the transaction satisfies the "identity of issuer" requirement of Section 3(a)(9). Cite in your response all authority on which you rely.

24.   Please show us how you reconcile your disclosure in this section with the disclosures on pages 65 and 79.

Signatures, page 102

25.   We note your responses to prior comments 54 and 55 and your disclosure on page 46 that the additional directors will be appointed before this registration statement is effective. Please revise the Signatures page to include the signatures of at least a majority of your directors when they are appointed before this registration statement is effective.

Exhibits

26.   Please ensure that the exhibits that you file match the exhibit index. For example, the document that you filed as exhibit 4.1 does not match the description of exhibit 4.1 in the exhibit index.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at 202-551-3618 or Jay Webb at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: (via e-mail):   Gregory Sichenzia, Esq.